UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-39564

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Mingzhu Logistics Holdings Limited

明珠货运控股有限公司
(Translation of registrant’s name into English)

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27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Other Events

Attached hereto as Exhibit 99.1 and Exhibit 99.2 is a notice of extraordinary general meeting (the “Extraordinary General Meeting”) of shareholders (the “Notice”) with the form of the proxy card attached to it, and the proposed Second Amended and Restated Memorandum and Articles of Association, respectively, of Mingzhu Logistics Holdings Limited. (the “Company”).

Where to Find Additional Information

The Company is a foreign private issuer. As such, the Notice is not subject to review and comment by the Securities and Exchange Commission (the “SEC”).

Shareholders are urged to carefully read the Notice, because it contains important information about the Company and the Extraordinary General Meeting. Copies of Notice and other documents filed or submitted by the Company will be available at the website maintained by the SEC at www.sec.gov. Shareholders may obtain a copy of such filings, free of charge, from the Company’s website at https://ir.szygmz.com/, or by writing to us at 27F, Yantian Modern Industry Service Center, No. 3018 Shayan Road, Yantian District, Shenzhen, Guangdong, China 518081.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Extraordinary General Meeting of Shareholders. Information regarding certain directors and executive officers of the Company is available in the Company’s documents filed with or submitted to the SEC. Other information regarding the participants in the proxy solicitation and descriptions of their direct and indirect interests, by security holdings or otherwise, are set forth in the Notice filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED 明珠货运控股有限公司
Date: May 8, 2024	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice of Extraordinary General Meeting of Shareholders (with Proxy Card attached)
99.2	Second Amended and Restated Memorandum and Articles of Association